U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM 10-SB/A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
              ------------ ---------------------------------------
             (Exact name of registrant as specified in its charter)


        Delaware                                               91-1987288
  ----------------------                                   --------------------
 (State or other jurisdiction                              (I.R.S. Employer
 of incorporation or organization)                           Identification No.)

                                61 B Fawcett Road
                   Coquitlam, British Columbia, Canada V3K 6V2
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (604) 526-5890
                            ------------------------
              (Registrant's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on which
         to be so Registered                Each Class is to be Registered
         -------------------                ------------------------------

                                      None

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                             ---------------------
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

      The Company was incorporated on March 25, 1999 in Delaware to develop, manufacture and sell photoluminescent (or PL) products used for emergency lighting, signs and markings, wayfinding systems and novelty products with applications in marine, commuter, rail, subway, building and toy markets. The Company conducts business in Canada through its wholly owned Canadian subsidiary, Luna Technologies (Canada) Ltd.

      The Company's executive offices are located at 61 B Fawcett Road, Coquitlam, British Columbia, Canada V3K 6V2. The Company's telephone number is
(604) 526-5890 and its facsimile number is (604) 526-8995.

     From the date of its incorporation and through March 31, 2000 the Company had cumulative losses of $(233,559). There can be no assurance that the Company will ever earn any profits.

      There are two types of photoluminescence: fluorescence and phosphorescence. Fluorescent materials, such as that used in fluorescent lamps, require a continuous source of energy. Phosphorescent materials also emit light continuously when they are excited by ultraviolet or visible light. However unlike fluorescent materials, when the excitation source is extinguished, phosphorescent materials continue to emit light. It is this light (called afterglow) that people refer to as "glow-in-the-dark". The afterglow decreases (or decays) over time after the excitation source has been extinguished.

      Although  many  people   associate  the  word   "photoluminescence"   with
"glow-in-the-dark" toys and novelties, in the lighting industry, photoluminescent products such as marker tapes and signs are commonly used to delineate emergency escape routes and danger areas, and to mark equipment, pipes, tools and working and accident prevention clothing.

      Photoluminescent signs and markers are used in a variety of situations, including office buildings, industrial sites, passenger ships, offshore drilling platforms, underground mines, and aircraft. The use of photoluminescent materials for life safety applications is recommended or mandated in numerous building codes, fire safety codes, and transportation standards. Photoluminescent systems are often selected when cost is the primary factor since they are more affordable than electrical systems and requires minimal installation time.

      Most photoluminescent products are composed of inorganic pigments that can be incorporated into paint, plastic films, enamels, and flexible and rigid molded plastics. Typical products include adhesive vinyl tapes, rigid polyvinyl chloride (PVC) marker strips, and silk-screened plastic signage. Photoluminescent enamel-coated sheet metal and ceramic products are also available.

      The main pigment presently used in photoluminescent materials is zinc sulphide, which typically emits a yellow-green light. While zinc sulphide performs well where ambient light levels are high, such as restaurants and cafeterias, zinc sulphide does not perform well where ambient light levels are low, such as in crew areas on board ship or interior corridors. However, the recent introduction of strontium aluminate as a pigment has provided a much higher level of performance.

      Strontium aluminate is more expensive than zinc sulphide and takes slightly longer to charge, but can `store' more light, making it much more suitable for use in locations where ambient light levels are low. Strontium-aluminate, also offers much brighter and longer-lasting photoluminescence, and can be formulated (unlike zinc sulphide compounds) to produce a range of colors. By way of example, a four-inch square strontium aluminate material held a few inches away from a magazine page can provide enough light to read at least for the first minute.

      Although strontium aluminate PL material is superior to products made with zinc sulphide, the process required to manufacture strontium aluminate PL is very complex and manufacturers were unable to cost effectively produce strontium aluminate PL products in commercial quantities.

      Between January 1995 and October 1999, Douglas Sinclair, presently the chief executive officer of the Company's Canadian subsidiary, developed the proprietary technology, formulas and processes needed to commercially manufacture strontium aluminate PL products on a cost-effective basis. The resulting product, referred to by the Company as Lunaplast, is up to fifteen times brighter than commercial zinc sulphide products, and is clearly visible after many hours of total darkness. During this same period of time, Mr. Sinclair and Kimberly Landry, an officer and director of the Company, developed an advanced strontium aluminate PL material which is four times brighter than the Company's Lunaplast product. Mr. Sinclair and Ms. Landry filed a patent application pertaining to this invention with the U.S. Patent and Trademark Office in November 1997. In November 1997 Mr. Sinclair and Ms. Landry assigned the rights to the patent application and related technology to Luna Technologies Inc. ("LTI"), a corporation formed by Ms. Landry in December 1994, for a nominal consideration.

     In April 1999 the Company acquired from LTI the rights to the patent application and related technology which had been assigned to LTI by Mr.
Sinclair and Ms. Landry. In consideration for this assignment, the Company agreed to pay LTI $90,000, without-interest, on or before June 30, 2000. As of April 30, 2000 the patent application assigned to the Company was pending before the U.S. Patent and Trademark Office.

      In November 1999, the Company acquired from Mr. Sinclair the proprietary technology required to manufacture Lunaplast into PVC sheets, vinyl rolls and paints as well as the trademark rights to these products. In consideration for the assignment of this technology and the trademarks, the Company agreed to pay Mr. Sinclair $60,000, without interest, or before November 30, 2000.

      Lunaplast is available in flexible vinyl and rigid PVC sheets, and can be substituted wherever commercial zinc sulphide products are used for life safety applications.

      The Company began producing Lunaplast on a commercial basis in November 1999. Between January 1, 2000 and April 30, 2000 the Company had sales of $221,000. As of April 2000 the Company had a backlog, representing firm orders for delivery of Lunaplast prior to June 30, 2000, of approximately $125,000.

Manufacturing

    Lunaplast is composed of a two-or three-part laminate, consisting of one base layer of highly reflective white material of PVC or vinyl, one mid-layer of photoluminescent PVC or vinyl impregnated with the Company's proprietary strontium aluminate polymer compound, and one top layer of clear PVC or vinyl with UV-and fire-resistant properties. A two-part laminate is formed when these last two steps are combined.

      The materials incorporated into Lunaplast are available from a variety of competitive industrial sources. The Company has a long-term contract for the supply of strontium aluminate from a leading supplier in Japan, although alternative sources do exist.

      All aspects of the Company's manufacturing process are subcontracted to various third parties which formulate, mix and produce Lunaplast in either PVC sheets or vinyl plastic rolls. The PVC sheets are 3' X 6' long and weigh approximately seven pounds. Generally each vinyl roll is 3' X 150', and weighs approximately 125 to 150 pounds. Once the manufacturing process is complete, Lunaplast is sold to fabricators which use Lunaplast for making emergency markers, signs and tapes. All subcontractors involved in manufacturing Lunaplast have agreed to maintain the confidential nature of the Company's proprietary manufacturing technology.

      The Company does not have any long term agreements with any of the third parties involved in manufacturing Lunaplast. Due to the complexity in the manufacturing process, the refusal or inability of any subcontractor to continue to manufacture Lunaplast will require the Company to seek alternative manufacturers. Although the Company believes that alternative manufacturers are available, the loss of any subcontractor presently involved in the manufacture of Lunaplast could disrupt the Company's ability to manufacture Lunaplast for at least two months.

      Management anticipates that the advanced strontium aluminate PL material which is the subject of the Company's pending patent application will be the basis for the next generation of the Company's photoluminescent products and will be vital to the Company's ability to maintain a competitive lead in the photoluminescent industry. However, and as is the case with Lunaplast, this new material will be difficult to manufacture in commercial quantities. The Company is presently working with manufacturers to refine the manufacturing formulas and products which will be required to produce this new product in a cost-effective manner. The Company believes that this new product will not be ready for commercial production until December 2000 at the earliest. There can be no assurance however that the Company will be successful in developing the technology needed to manufacture this new product in a cost-effective manner on a commercial basis.

Sales and Marketing

      The primary world markets for photoluminescent lighting (PL) products are in the marine (shipping and cruise lines), transportation and commuter industry, and in the commercial, institutional and industrial retrofit and new building construction sector, in which the need for photoluminescent emergency lighting and wayfinding signage systems has risen sharply over the last two decades. A third primary marker is "glow-in-the-dark" toys and novelties.

      The Company believes that the world market for PL lighting is underdeveloped due largely to the low illumination delivered by zinc sulphide products. The Company plans to build interest and sales for Lunaplast products in established markets around the world. The Company's marketing plan includes advertising in trade magazines, exhibiting at industry tradeshows, direct mail campaigns, soliciting editorial coverage from naval architecture, building design, architecture and lighting industry publications and distributing product samples, videos and brochures to designers and developers. The Company's website will also be used as a means to distribute product information to interested parties quickly.

      The Company markets its products through its officers and through independent sales representatives. As of April 30, 2000 the Company had four independent sales representatives which were marketing Lunaplast.

Competition

      No single company dominates the world marketplace. Instead, a number of small and medium-sized firms lead regional markets in Europe, the U.S. and elsewhere. Some of the industry leaders include companies such as Permalight AG of Germany (Europe and North America), Safe T Glow (UK and USA), Datrex (USA) Jalite (UK), Hanovia (USA) and Existalight (Europe and USA). It is difficult to determine annual sales volumes and revenues for these firms, as most are privately held. In addition, their PL lighting products may comprise just one small aspect of the company's overall annual sales. The Company is also aware of several suppliers of strontium aluminate PL products. However, the Company is of the opinion that the strontium aluminate material available from these suppliers is inferior in terms of luminescence quality and price when compared to Lunaplast.

      Although there are numerous manufacturers and distributors of photoluminescent products the Company believes it has a significant advantage over its competitors as a result of its proprietary manufacturing processes for the production of strontium aluminate-based PL materials in commercial quantities. Given the complex process required to manufacture strontium aluminate PL products cost-effectively in commercial batches, the Company believes it holds an eighteen to twenty-four month lead on its competitors. The Company plans to be competitive in the PL industry by developing advanced strontium aluminate PL materials. In this regard, during the twelve-month period ending December 31, 2000 the Company plans to spend $145,000 on research relating to the development of advanced strontium aluminate PL materials.

Office Space

      The Company leases approximately 2,400 square feet of executive office space at 61B Fawcett Road, Coquitlam, British Columbia at a monthly rental of $809. The lease on this space expires on October 31,2001.

      The Company subleases approximately 1,500 square feet of office space located at 61A Fawcett Road, Coquitlam, British Columbia at a monthly rental of $507. The lease on this space expires on October 31, 2001.

Employees

      As April 30, 2000 the Company had four full-time employees including Douglas Sinclair and Kimberly Landry. See "Management". As of April 30, 2000 the Company did not have any part time employees. Contingent upon the Company raising sufficient capital, the Company plans to hire additional employees as may be required by the level of the Company's operations.

      See Part II, Item 4 of this registration statement for information concerning sales of the Company's common stock to officers, directors, and various third parties.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION
--------------------------------------------------------------------------------

      During the period ended December 31, 1999 the Company's operations used $33,690 in cash. During this same period the Company purchased $9,474 of equipment and repaid $8,119 which was advanced to the Company by LTI. The Company satisfied its cash requirements during this period with the proceeds from the sale of its common stock and preferred stock in private offerings.

      During the three months ended March 31, 2000 the Company's operations used $142,379 in cash. During this same period the Company purchased $20,436 of equipment. The Company satisfied its cash requirements during this period with proceeds received from the private sale of its preferred stock as well as loans from LTI and the Company's officers and directors.

      The Company anticipates that its capital needs during the year ending December 31, 2000 will be as follows:

      $535,000 for corporate expenses, $145,000 for research relating to the development of advanced strontium aluminate PL materials, $90,000 for payment for the technology and patent rights purchased from an affiliated corporation, LTI, $60,000 for payment for the proprietary technology and trademarks from Douglas Sinclair, $20,000 for office equipment, office furniture and leasehold improvements, $13,000 for warehouse equipment, and $12,000 for trade show equipment.

      The Company's research and development program consists of purchasing luminosity testing and laboratory equipment having an estimated cost of $35,000.

The balance of $110,000 is projected to be spent on staff, independent consultants and material costs for luminosity testing, development and testing of PL pigments, paints, powder coatings and Underwriters Laboratory (UL) certification.

      The Company anticipates that it will add three full time employees by December 31, 2000.

      The Company has commenced its sales and marketing activities with agents and representatives appointed in Australia, Canada and the United States.

      The Company plans to attend the following trade shows this year:

      ASTM Toronto, Canada - June 2000
      American Bureau of Shipping (ABS) Halifax Nova Scotia - Summer 2000 International Electrical Society (IES) Washington DC - August 2000 National Safety Council Conference - Fall 2000
      Maritrends  (Marine trade show) San Francisco - Fall 2000

      The Company began producing Lunaplast on a commercial basis in November 1999. Between January 1, 2000 and April 30, 2000 the Company had sales of $221,000. As of April 30, 2000 the Company had a backlog, representing firm orders for delivery of Lunaplast prior to June 30, 2000, of approximately $125,000.

      The Company does not have any available credit, bank financing or other external sources of liquidity. Due to the operating losses during the Company's initial year of operations, the Company's operations have not been a source of liquidity. In addition, if during the year ending December 31, 2000, the Company suffers additional losses, the Company will need to obtain additional capital in order to continue operations. The Company expects to satisfy its cash needs during the year ending December 31, 2000 through the private sale of the Company's common and preferred stock or loans from private lenders. There can be no assurance that the Company will be successful in obtaining additional funding.

ITEM 3.  PROPERTIES

      See Item 1 of this report.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the number of and percentage of outstanding shares of common stock owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's common stock as of April 30, 2000.

                                    Shares of
Name and Address                    Common Stock              Percent of Class
----------------                    -------------           --------------------

Douglas Sinclair                        1,000 (1)                   --
1653 Plateau Crescent
Coquitlam, British Columbia
Canada V3B 3E3

Robert H. Humber                      800,000                    17.8%
300 - 4714 Ballard Ave., N.W.
Seattle, WA  98107-4850

Kimberly Landry                     1,580,000 (1)                35.1%
1653 Plateau Crescent
Coquitlam, British Columbia
Canada V3B 3E3

William Donovan                       435,000                     9.7%
37 Saratoga Drive
Dartmouth, Nova Scotia
Canada  B2X 5P9

Linda Scott                           400,000                     8.9%
34955 Devon Crescent
Abbotsford, British Columbia
CanadaV2S 2X5

Brian Sims                            323,875                     6.4%
#201-1575 West Georgia Street
Vancouver, British Columbia
Canada  V6G 1R

All Officers and Directors
  as a Group (3 persons)            2,381,000                    52.9%

(1) Mr. Sinclair is the common law husband of Ms. Landry. As a result, Mr. Sinclair may be deemed the beneficial owner of the shares owned by Ms. Landry. On December 15, 1999 Mr. Sinclair acquired 1,000 shares of the Company's common stock from Brian Sims.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth certain information concerning the present management of the Company:

         Name                 Age             Position with Company

     Douglas Sinclair          50            Chief  Executive  Officer of Luna
                                             Technologies (Canada), Ltd., a
                                             wholly owned  subsidiary  of
                                             the Company

     Robert H. Humber          56            President and a Director

     Kimberly Landry           34            Secretary and a Director

      Douglas Sinclair has been the Chief Executive Officer of the Company's Canadian subsidiary since January 1, 2000. Between 1995 and October 1999 Mr. Sinclair provided consulting services to Luna Technologies Inc. in the areas of research, development and marketing. Prior to 1995 Mr. Sinclair was an independent consultant to companies engaged in developing, manufacturing and marketing photoluminescent products.

      Robert Humber has been the President of the Company and a director since April 1999. Between July 1996 and November 1999 Mr. Humber was the president of Luna Technologies Inc. Prior to July 1996 Mr. Humber worked with Douglas Sinclair and Kimberly Landry in developing photoluminescent products. For the past twenty-three years Mr. Humber has also been an independent investigator and security consultant providing services to law enforcement agencies and private industry.

      Kimberly Landry has been the Secretay of the Company, as well as a director since April 1999. Since December 1994 Ms. Landry has also been an officer and director of Luna Technologies Inc.

      Mr. Sinclair is the common law husband of Ms. Landry.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by the Company's executive officers during the fiscal year ended December 31, 1999.

                  Annual Compensation                    Long Term Compensation
                                                      Re-
                                           Other     stric-
                                          Annual      ted
Name and                                  Compen-    Stock     Options
Principal        Fiscal  Salary  Bonus    sation     Awards    Granted
Position          Year     (1)     (2)      (3)       (4)        (5)

Douglas Sinclair,1999       --      --        --        --        --
Robert H. Humber,1999       --      --        --        --        --
Kimberly Landry  1999       --      --        --        --        --

(1)   The dollar value of base salary (cash and non-cash) received.

(2)  The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services.

      The table below shows the number of shares of the Company's common stock owned by the officers listed above, and the value of such shares as of December 31, 1999.

      Name                          Shares                        Value *
      ----                          ------                        -------
      Douglas Sinclair               1,000                         $1,820
      Robert H. Humber             800,000                     $1,456,000
      Kimberly Landry            1,580,000                     $2,875,600

* The Company's common stock is not publicly traded. For purposes of this table, the value was deemed to be $1.82 per share, which is the effective price at which the Company's common stock was being sold in a private offering as of December 31, 1999.

     Douglas Sinclair may be deemed the beneficial owner of the shares owned by Ms. Landry pursuant to his common law relationship with Ms. Landry.

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the fiscal years shown in the table. No stock options have been granted to date.

      The Company's Canadian subsidiary has an employment agreement with Douglas Sinclair whereby the subsidiary has agreed to pay Mr. Sinclair a salary of $3,500 per month during the twelve month period ending December 31, 2000.

      The Company's Canadian subsidiary has an employment agreement with Kimberly Landry whereby the subsidiary has agreed to pay Ms. Landry a salary of $3,150 per month during the twelve month period ending December 31, 2000.

      The following shows the amount which the Company and its Canadian subsidiary expect to pay to its officers during the twelve month period ending December 31, 2000, and the time which the Company's executive officers and technical advisor plan to devote to the Company's business. The Company does not have employment agreements with any of its officers.

                                Proposed                Time to be Devoted
    Name                      Compensation            To Company's Business

    Douglas Sinclair             $42,000                      100%
    Robert H. Humber             $24,000                       95%
    Kimberly Landry              $37,800                      100%

      The Company's Board of Directors may increase the compensation paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

      Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company may adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Other Arrangements. During the year ended December 31, 1999, and except as disclosed elsewhere in this registration statement, no director of the Company received any form of compensation from the Company.

Stock Option and Bonus Plans

      The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these three Plans are collectively referred to as the "Plans".

      Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 300,000 shares of the Company's Common Stock, less the number of shares already optioned under both this Plan and the Non-Qualified Stock Option Plan. The Incentive Stock Option Plan became effective on March 15, 2000 and will remain in effect until March 15, 2010 unless terminated earlier by action of the Board. Only officers, directors and key employees of the Company may be granted options pursuant to the Incentive Stock Option Plan.

      In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

      1.   Options granted pursuant to the Plan must be exercised no later than:

            (a) The expiration of thirty (30) days after the date on which an option holder's employment by the Company is terminated.

            (b) The expiration of one year after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's disability or death.

      2. In the event of an option holder's death while in the employ of the Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

      3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

      4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

      5. The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning the Company's stock which represents more than 10% of the total combined voting power of all classes of stock).

      Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 400,000 shares of the Company's Common Stock less the number of shares already optioned under both this Plan and the Incentive Stock Option Plan. The Non-Qualified Stock Option Plan became effective on March 15, 2000 and will remain in effect until March 15, 2010 unless terminated earlier by the Board of Directors. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

      Options granted pursuant to the Plan not previously exercised terminate upon the date specified when the option was granted.

      Stock Bonus Plan. Up to 300,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

      Other Information Regarding the Plans. The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

      In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors.

      Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Board of Directors when the shares were issued.

      The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

      The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

      Summary. The following sets forth certain information as of March 15, 2000, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                               Total        Shares                  Remaining
                               Shares    Reserved for     Shares     Options/
                              Reserved   Outstanding   Issued As       Shares
Name of Plan                 Under Plan    Options    Stock Bonus   Under Plan
------------                 ----------  ------------ -----------   ----------

Incentive Stock Option Plan  300,000          --          N/A       300,000
Non-Qualified Stock Option
  Plan                       400,000          --          N/A       400,000
Stock Bonus Plan             300,000         N/A           --       300,000

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In April 1999 the Company issued shares of its common stock to the persons, in the amounts, and for the consideration set forth below:

                                 Number
   Name                         of Shares             Consideration

Douglas Sinclair                     --                       --
Robert H. Humber                800,000                  $   800
Kimberly Landry               1,580,000                   $1,580
Other third parties           2,120,000                   $2,120

     Mr. Sinclair may be deemed the beneficial owner of the shares owned by Ms. Landry by virtue of his common law relationship with Ms. Landry.

     In April 1999 the Company acquired from Luna Technologies Inc. ("LTI"), a corporation formed by Ms. Landry in December 1994, the rights to the Company's patent application and related technology. The patent application and related technology were assigned to LTI by Mr. Sinclair and Ms. Landry in November 1997. In consideration for the assignment of these rights, the Company agreed to pay LTI $90,000, without interest, on or before June 30, 2000. As of February 29, 2000 the patent application assigned to the Company was pending before the U.S. Patent and Trademark Office.

      In November 1999, the Company acquired from Mr. Sinclair the proprietary technology required to manufacture Lunaplast into PVC sheets, vinyl rolls and paints as well as the trademark rights to these products. In consideration for the assignment of this technology and the trademarks, the Company agreed to pay Mr. Sinclair $60,000, without interest, or before November 30, 2000.

      In the opinion of the Company's management, the transactions between the Company and its officers, directors, and related parties were on terms as favorable to the Company as those which could have been obtained from unrelated third parties.

      On December 15, 1999 Mr. Sinclair acquired 1,000 shares of the Company's common stock from Brian Sims, a principal shareholder of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

      The Company is authorized to issue 30,000,000 shares of common stock. As of March 15, 2000 the Company had 4,500,000 shares of common stock issued and outstanding Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock.

Preferred Stock

      The Company is authorized to issue up to 5,000,000 shares of preferred stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of the Company.

Series A Preferred Stock

      In July 1999, the Company's directors established the Company's Series A Preferred Stock and authorized the issuance of up to 500,000 shares of Series A Preferred Stock as part of this series. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.20 per share when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends not declared by the Board of Directors do not cumulate. Upon any liquidation or dissolution of the Company, each outstanding share of the Series A Preferred Stock is entitled to distribution of $2.00 per share prior to any distribution to the holders of the Company's common stock. The holders of the Series A Preferred Stock are not entitled to any voting rights. Each share of the Series A Preferred Stock is convertible into 1.1 shares of the Company's common stock at any time prior to May 31, 2000.

      Between July 30, 1999 and April 30, 2000 the Company sold 70,525 shares of its Series A Preferred Stock to six persons at a price of $2.00 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      As of April 30, 2000 there were 66 owners of the Company's common stock and six owners of the Company's Series A Preferred Stock. At the present time, there is no public market for the Company's preferred or common stock.

      The shares of the Company's common stock were sold pursuant to Rule 504 of the Securities and Exchange Commission and are freely tradeable if and when a market ever develops for the Company's common stock. The shares of the Company's preferred stock are "restricted securities" as that term is defined in Rule 144 of the Securities and Exchange Commission.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends.

      The provisions in the Company's Articles of Incorporation relating to the Company's preferred stock would allow the Company's directors to issue preferred stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

ITEM 2.  LEGAL PROCEEDINGS.
         -----------------

      The Company is not engaged in any litigation, and the officers and directors presently know of no threatened or pending litigation in which it is contemplated that the Company will be made a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         ---------------------------------------------

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

      The following sets forth certain information concerning all securities issued by the Company which have not been registered under the Securities Act of 1933.

      In April 1999 the Company sold 4,500,000 shares of its common stock to 54 persons for $4,500 in cash. Robert H. Humber, the Company's President and a director, purchased 800,000 of these shares for $800. Kimberly Landry, the Company`s secretary and a director, purchased 1,580,000 of these shares for $1,580. See Part I, Item 7 of this Registration Statement.

      Between July 30, 1999 and April 30, 2000 the Company sold 70,525 shares of its Series A Preferred Stock to six persons at a price of $2.00 per share.

      The sales of the common and preferred shares were exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. No underwriters were involved with the sale of these securities and no commissions or other forms of remuneration were paid to any person in connection with such sales.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         -----------------------------------------

      The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 or the Securities Exchange Act of 1934 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART III

EXHIBITS

Exhibit
Number         Exhibit Name                                        Page Number
--------       ------------                                        -----------
Exhibit 2      Articles of Incorporation and Bylaws                       *
                                                                        -----

Exhibit 3      Instruments Defining the Rights of Security Holders

Exhibit 3.1    Incentive Stock Option Plan                                *
                                                                        -----

Exhibit 3.2    Non-Qualified Stock Option Plan                            *
                                                                        -----

Exhibit 3.3    Stock Bonus Plan                                           *
                                                                        -----

Exhibit 5      Voting Trust Agreement                                   None

Exhibit 6      Material Contracts

Exhibit 6.1    Agreement relating to purchase of patent rights            *
                                                                        -----

Exhibit 6.2    Assignment of patent rights                                *
                                                                        -----

Exhibit 6.3    Agreement relating to purchase of proprietary
               technology and trademarks                                  *
                                                                        -----

Exhibit 6.4    Assignment of trademarks                                   *
                                                                        -----

Exhibit 6.5    Non-Compete Agreement                                      *
                                                                        -----

Exhibit 6.6    Employment Agreement with Douglas Sinclair                 *
                                                                        -----

Exhibit 6.7    Employment Agreement with Kimberly Landry                  *
                                                                        -----

Exhibit 27     Financial Data Schedules                                   *
                                                                        -----

*   Previously filed.

                           LUNA TECHNOLOGIES INTERNATIONAL, INC.
                               (A Development Stage Company)

                             CONSOLIDATED FINANCIAL STATEMENTS


                                     DECEMBER 31, 1999
















AUDITORS' REPORT

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LABONTE & CO.
--------------------------------------------------------------------------------
                         C H A R T E R E D A C C O U N T A N T S
--------------------------------------------------------------------------------

                                                  1205 - 1095 West Pender Street
                                                  Vancouver, BC  Canada
                                                  V6E 2M6
                                                  Telephone (604) 682-2778
                                                  Facsimile (604) 689-2778
                                                  Email  labonte@intergate.bc.ca




                                   AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors of Luna Technologies International, Inc.

We have audited the consolidated balance sheet of Luna Technologies International, Inc. (A Development Stage Company) as at December 31, 1999 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the period from March 25, 1999 (inception) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and the changes in stockholders' equity and cash flows for the period from March 25, 1999 (inception) to December 31, 1999 in accordance with generally accepted accounting principles in the United States.

                                                        "LaBonte & Co."
                                                      CHARTERED ACCOUNTANTS

January 31, 2000, except as to Note 9 which is as of March 1, 2000
Vancouver, B.C.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES
--------------------------------------------------------------------------------

In the United States, reporting standards for auditors' would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern. Our report to the directors dated January 31, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.


                                                         "LaBonte & Co."
                                                      CHARTERED ACCOUNTANTS

January 31, 2000
Vancouver, B.C.

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET




                                                                  December 31,
                                                                      1999
--------------------------------------------------------------------------------

                                        ASSETS

CURRENT ASSETS

  Cash                                                              $  21,809

  Due from related parties (Note 5)                                     8,119
--------------------------------------------------------------------------------

                                                                       29,928

  FURNITURE AND EQUIPMENT, net of depreciation                          8,468
--------------------------------------------------------------------------------

                                                                    $  38,396
                                                                    ============
                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable and accrued liabilities                          $   8,266

  Notes payable (Note 4)                                              150,000
--------------------------------------------------------------------------------

                                                                      158,266
--------------------------------------------------------------------------------

CONTINGENCIES (Notes 1 and 8)

STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

     Capital stock

       Common stock, $0.0001 par value, 30,000,000
          shares authorized 4,500,000 issued and
          outstanding                                                   450

       Convertible preferred stock, $0.0001 par value, 5,000,000
shares authorized 34,475 issued and outstanding                           3

  Additional paid-in capital                                         72,997

  Deficit accumulated during development stage                     (192,962)

     Accumulated other comprehensive income (loss)                     (358)
--------------------------------------------------------------------------------
                                                                   (119,870)
--------------------------------------------------------------------------------
                                                                  $  38,396


The accompanying notes are an integral part of these consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                                       March
                                                                      25,1999
                                                                    (inception)
                                                                     to December
                                                                      31, 1999
--------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES

  Consulting                                                       $   13,902

  Depreciation                                                          1,006

  Office and general                                                   14,296

  Professional fees                                                    13,758

  Research and development (Note 3)                                   150,000
--------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                            $  192,962
================================================================================


BASIC NET LOSS PER SHARE                                            $    0.04
================================================================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                          4,500,000
================================================================================



The accompanying notes are an integral part of these consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

       FOR THE PERIOD FROM MARCH 25, 1999 (INCEPTION) TO DECEMBER 31, 1999



                                                                                             Deficit
                               Preferred Stock          Common Stock                        Accumulated     Accumulated
                                                                           Additional        During          other
                                                                             Paid In        Development    Comprehensive
                                                                             Capital           Stage          Income        Total
                                                                                              (loss)
                            Number of                  Number of
                            shares           Amount    shares        Amount
------------------------------------------------------------------------------------------------------------------------------------

Common stock issued for
cash March 31, 1999            -              $ -     4,500,000       $450    $4,050           $ -              $-          $4,500

Preferred stock issued
for cash July 30, 1999      12,500              1           -           -     24,999             -               -          25,000

     November 18, 1999      11,775              1           -           -     23,549             -               -          23,550

     December 29, 1999      10,200              1           -           -     20,399             -               -          20,400

Net loss for the period        -                -           -           -          -        (192,962)            -        (192,962)

Currency translation           -                -           -           -          -             -             (358)          (358)
adjustment
------------------------------------------------------------------------------------------------------------------------------------

Balance, December
  31, 1999                  34,475             $3       4,500,000      $450  $72,997       $(192,962)         $(358)     $(119,870)
====================================================================================================================================











The accompanying notes are an integral part of these consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                     March 25,
                                                                       1999
                                                                    (inception)
                                                                    to December
                                                                      31, 1999
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                          $ (192,962)
  Adjustments to reconcile net loss to net cash from operating activities:
  - depreciation                                                        1,006
  - accounts payable                                                    8,266
  - research and development                                          150,000
--------------------------------------------------------------------------------

                 NET CASH USED IN OPERATING ACTIVITIES                (33,690)
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of capital assets                                           (9,474)
--------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                               (9,474)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances to related parties                                          (8,119)
  Proceeds on sale of preferred stock                                  68,950
  Proceeds on sale of common stock                                      4,500
--------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                               65,331
--------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                  (358)
--------------------------------------------------------------------------------

INCREASE IN CASH                                                       21,809

CASH, BEGINNING OF PERIOD                                                   -
--------------------------------------------------------------------------------

CASH, END OF PERIOD                                                 $  21,809
================================================================================




Non-cash  activities:

During the period ended December 31, 1999 the Company issued notes payable of $150,000 for research and development costs in conjunction with the purchase of certain technology rights (Refer to Note 3).




The accompanying notes are an integral part of these consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1999
--------------------------------------------------------------------------------


NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated on March 25, 1999 in the state of Delaware. By agreement effective April 30, 1999, the Company acquired proprietary technology and patent rights from Luna Technology Inc. ("LTBC"), a private British Columbia company with certain directors and shareholders in common with the Company. In addition, by agreement effective November 15, 1999, the Company acquired proprietary technology and the trademark rights to "LUNA" and "LUNAPLAST" from Douglas Sinclair, an officer and employee of LTBC, which relate to the acquired Photoluminescent technology. (Refer to Note 3)

This technology is used for the development and production of photoluminescent signage, wayfinding systems and other novelty products with applications in marine, commuter rail, subway, building and toy markets.

The company is currently undertaking a Form 10SB registration with the United States Securities and Exchange Commission ("SEC") and intends to raise $975,000, net of offering costs, by way of a Regulation D Offering of Preferred Shares at $2.00 per share. As at December 31, 1999 $68,970 has been raised.

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 1999 the Company has a working capital deficiency of $128,338. The ability of the Company and its subsidiary to continue as a going concern is dependent on raising additional capital and on generating future profitable operations.


                    NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiary 586941 B.C. Ltd. ("586941"), a company incorporated June 9, 1999 in the province of British Columbia. 586941 was incorporated to conduct all future business activities in Canada. All significant intercompany balances and transactions are eliminated on consolidation.

Use of Estimates and Assumptions

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method on estimated useful lives of three to five years.

Research and  development  costs

Ongoing product and technology research and development costs are expensed as incurred.

Foreign Currency Translation
The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

--------------------------------------------------------------------------------

Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, the Company has determined of the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

Net Loss per Common Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.


NOTE 3 - ACQUISITION OF TECHNOLOGY RIGHTS
--------------------------------------------------------------------------------

By agreement effective April 30, 1999, the Company acquired proprietary technology from LTBC by way of an assignment of the patent rights to a Photoluminescent Light Emitter with Enhanced Photometric Brightness Characteristics. In consideration for this assignment, the Company issued a $90,000 non-interest-bearing promissory note to LTBC due on or before June 30, 2000. LTBC had originally acquired the patent rights by agreement dated November 27, 1997 from Kimberly Landry, a director of the Company, and Douglas Sinclair (the "Inventors"). The original patent application was filed by the Inventors on November 17, 1997 and is pending final approval.

In addition, by agreement effective November 15, 1999, the Company acquired from Douglas Sinclair the proprietary technology and batching formulations for the production and manufacturing of Photoluminescent PV Sheets, Photoluminescent Vinyl Rolls and Photoluminescent Paints as well as the trademark rights to LUNA and LUNAPLAST for the above mentioned products. In consideration for this acquisition, the Company issued a $60,000 non-interest-bearing promissory note to Doug Sinclair due on or before November 30, 2000.

For accounting purposes the Company has recorded the costs of these acquisitions as research and development expenses based on a nil carrying value of the technology rights of the related party vendors.


NOTE 4 - NOTES PAYABLE
--------------------------------------------------------------------------------


Pursuant to the acquisitions as described in Note 3, the Company has the following notes payable:
                                                                        1999
                                                                     ----------

            Luna Technologies Inc. - Non-interest bearing, due       $ 90,000
            June 30, 2000
            Douglas Sinclair - Non-interest bearing, due November      60,000
            30, 2000
                                                                     ----------

                                                                    $ 150,000
                                                                    ==========

NOTE 5 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

During the period the Company made net advances of $51,095 to LTBC and had $35,078 of expenses paid by LTBC and certain directors of the Company. In addition, the Company purchased $7,898 of furniture and equipment from LTBC. Amounts due from related parties are non-interest bearing and have no specific terms of repayment.

Refer to Notes 1, 3 and 4.

NOTE 6 - CAPITAL STOCK
--------------------------------------------------------------------------------

During the initial period the company issued 4,500,000 shares of common stock at $0.0001 per share for proceeds of $4,500 pursuant to Regulation 504 of the Securities Act of 1933.

The Company also issued 34,475 shares of preferred stock at $2.00 per share for proceeds of $68,950 pursuant to Regulation 504 of the Securities Act of 1933. Each share of preferred stock is voting, is entitled to non-cumulative cash dividends at the rate of $0.20 per share per year, and may be converted into
1.10 shares of common stock at any time prior to May 31, 2000. As at December 31, 1999 no preferred share conversions have been exercised.

Refer to Note 9.

NOTE 7 - INCOME TAXES

There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $43,000 at December 31, 1999. These carryforwards will expire, if not utilized, beginning in 2006.

The Company has deferred tax assets amounting to approximately $8,600 at December 31, 1999 related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to the Company's limited operating history. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of the period.

NOTE 8 - UNCERTAINTY DUE TO YEAR 2000 ISSUE
--------------------------------------------------------------------------------

Uncertainty Due to the Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

NOTE 9 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

Subsequent to year end the Company's wholly owned subsidiary, 586941 B.C. Ltd., changed its name to Luna Technologies (Canada) Inc.

The Company issued 36,050 shares of preferred stock at $2.00 per share for net proceeds of $72,100.

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                                   (Unaudited)

















CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           LUNA TECHNOLOGIES INTERNATIONAL, INC.

                                CONSOLIDATED BALANCE SHEETS




                                                      March 31,       December
                                                        2000          31, 1999
--------------------------------------------------------------------------------
                                                    (Unaudited)

                                        ASSETS

CURRENT ASSETS

  Cash                                                   $584          $21,809

     Accounts receivable                              122,606                -

     Prepaid expenses                                   7,833                -

     Inventory                                          8,500                -

  Due from related parties                                  -            8,119
--------------------------------------------------------------------------------

                                                      139,523           29,928

  FURNITURE AND EQUIPMENT, net of depreciation         27,128            8,468
--------------------------------------------------------------------------------

                                                     $166,651          $38,396

            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable and accrued liabilities            $33,647           $8,266

  Notes payable (Note 4)                              150,000          150,000

  Due to related parties (Note 5)                      61,177                -
--------------------------------------------------------------------------------

                                                      244,824          158,266
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 1 and 8)

STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

     Capital stock

       Common stock, $0.0001 par value, 30,000,000
shares authorized 4,500,000 issued and outstanding        450              450

       Convertible preferred stock, $0.0001 par value,
5,000,000 shares authorized 70,525 issued and outstanding   7                3

  Additional paid-in capital                           145,093          72,997

  Accumulated deficit                                 (223,559)       (192,962)

  Accumulated other comprehensive income (loss)           (164)           (358)
--------------------------------------------------------------------------------

                                                       (78,173)       (119,870)
--------------------------------------------------------------------------------

                                                   $   166,651         $38,396

================================================================================


The accompanying notes are an integral part of these interim consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.

                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

                                   (Unaudited)

                                                                Three Months
                                                                Ended March
                                                                 31, 2000
--------------------------------------------------------------------------------

SALES                                                           $  221,447

COST OF SALES                                                      133,827
--------------------------------------------------------------------------------

GROSS MARGIN                                                        87,620
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES

  Consulting                                                        21,844
  Depreciation                                                       1,779
  Office and general                                                43,003
  Professional fees                                                 23,805
  Salaries and benefits                                             27,789
--------------------------------------------------------------------------------
                                                                   118,217
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                         $  (30,597)
================================================================================

BASIC NET LOSS PER SHARE                                         $   (0.01)
================================================================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                       4,500,000
================================================================================





The accompanying notes are an integral part of these interim consolidated financial statements

                           LUNA TECHNOLOGIES INTERNATIONAL, INC.

                   INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

              FOR THE PERIOD FROM MARCH 25, 1999 (INCEPTION) TO MARCH 31, 2000

                                        (Unaudited)



                                                                                                        Accumulated
                               Preferred Stock          Common Stock                                      other
                                                                            Additional  Accumulated    Comprehensive
                                                                             Paid In     Deficit           Income         Total
                                                                             Capital                       (loss)
                           Number of                  Number of
                            shares         Amount      shares       Amount
------------------------------------------------------------------------------------------------------------------------------------

Common stock issued for        -            $-        4,500,000      $450    $4,050         $-               $-           $4,500
cash

Preferred stock issued       34,475          3               -          -    68,947          -                -           68,950
for cash

Net loss for the period        -             -               -          -        -       (192,962)            -         (192,962)

Currency translation           -             -               -          -        -           -              (358)           (358)
adjustment
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999  34,475           3         4,500,000      450    72,997       (192,962)         (358)       (119,870)

Preferred stock issued      36,050           4               -          -    72,096          -                -           72,100
for cash

Net loss for the period        -             -               -          -         -        (30,597)           -          (30,597)

Currency translation           -             -               -          -         -           -              194             194
adjustment
------------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 2000     70,525          $7          4,500,000     $450   $145,093     $(223,559)       $(164)       $(78,173)
====================================================================================================================================








The accompanying notes are an integral part of these interim consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.

                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)

                                                                  Three Months
                                                                  Ended March
                                                                    31, 2000
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                      $    (30,597)
  Adjustments to reconcile net loss to net cash
from operating activities:
  - depreciation                                                      1,776
  - accounts receivable                                            (122,606)
  - prepaid expenses                                                 (7,833)
  - inventory                                                        (8,500)
  - accounts payable                                                 25,381
--------------------------------------------------------------------------------

  NET CASH USED IN OPERATING ACTIVITIES                            (142,379)
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of capital assets                                        (20,436)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from related parties                                      69,296
  Proceeds on sale of preferred stock                                72,100
--------------------------------------------------------------------------------

NET CASH FROM FINANCING ACTIVITIES                                  141,396
--------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 194
--------------------------------------------------------------------------------

DECREASE IN CASH                                                    (21,225)

CASH, BEGINNING OF PERIOD                                            21,809
--------------------------------------------------------------------------------

CASH, END OF PERIOD                                                   $ 584
================================================================================






The accompanying notes are an integral part of these interim consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

                                 MARCH 31, 2000
--------------------------------------------------------------------------------

                  NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated on March 25, 1999 in the state of Delaware. The Company commenced operations April 30, 1999 and by agreement effective as of that date, acquired proprietary technology and patent rights from Luna Technology Inc. ("LTBC"), a private British Columbia company with certain directors and shareholders in common with the Company. In addition, by agreement effective November 15, 1999, the Company acquired proprietary technology and the trademark rights to "LUNA" and "LUNAPLAST" from Douglas Sinclair, an officer and employee of LTBC, which relate to the acquired Photoluminescent technology (Refer to Note 3). During 1999 the Company was in the Development Stage however, as of January 1, 2000, the Company has commenced commercial production as is no longer in the Development Stage.

This technology is used for the development and production of photoluminescent signage, wayfinding systems and other novelty products with applications in marine, commuter rail, subway, building and toy markets.

The company has filed a Form 10SB registration and amendment with the United States Securities and Exchange Commission and intends to raise $975,000, net of offering costs, by way of a Regulation D Offering of Preferred Shares at $2.00 per share. As at March 31, 2000 $141,050 has been raised.

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At March 31, 2000 the Company has a working capital deficiency of $105,301. The ability of the Company and its subsidiary to continue as a going concern is dependent on raising additional capital and on generating future profitable operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiary Luna Technologies (Canada) Ltd. ("LTC"), a company incorporated  June  9,  1999  in the  province  of  British  Columbia.  LTC  was incorporated to conduct all future business activities in Canada. All significant intercompany balances and transactions are eliminated on consolidation.

Use of Estimates and Assumptions

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method on estimated useful lives of two to five years.

Research and development costs

Ongoing product and technology research and development costs are expensed as incurred.

Foreign Currency Translation

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the period. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

--------------------------------------------------------------------------------

Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, the Company has determined of the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

Net Loss per Common Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Revenue recognition
The Company recognizes revenue when products have been picked up by or delivered to customers and invoices have been rendered.


NOTE 3 - ACQUISITION OF TECHNOLOGY RIGHTS
--------------------------------------------------------------------------------

By agreement effective April 30, 1999, the Company acquired proprietary technology from LTBC by way of an assignment of the patent rights to a Photoluminescent Light Emitter with Enhanced Photometric Brightness Characteristics. In consideration for this assignment, the Company issued a $90,000 non-interest-bearing promissory note to LTBC due on or before June 30, 2000. LTBC had originally acquired the patent rights by agreement dated November 27, 1997 from Kimberly Landry, a director of the Company, and Douglas Sinclair (the "Inventors"). The original patent application was filed by the Inventors on November 17, 1997 and is pending final approval.

In addition, by agreement effective November 15, 1999, the Company acquired from Douglas Sinclair the proprietary technology and batching formulations for the production and manufacturing of Photoluminescent PV Sheets, Photoluminescent Vinyl Rolls and Photoluminescent Paints as well as the trademark rights to LUNA and LUNAPLAST for the above mentioned products. In consideration for this acquisition, the Company issued a $60,000 non-interest-bearing promissory note to Doug Sinclair due on or before November 30, 2000.

For accounting purposes the Company has recorded the costs of these acquisitions as research and development expenses based on a nil carrying value of the technology rights of the related party vendors.


NOTE 4 - NOTES PAYABLE

Pursuant to the acquisitions as described in Note 3, the Company has the following notes payable:

                                                                       1999
                                                                    ----------

            Luna Technologies Inc. - Non-interest bearing, due       $ 90,000
            June 30, 2000
            Douglas Sinclair - Non-interest bearing, due November      60,000
            30, 2000
                                                                    ----------

                                                                    $ 150,000
                                                                    ==========

NOTE 5 - RELATED PARTY TRANSACTIONS

During the period certain directors and an officer of the Company incurred expenses totalling $20,671 on behalf of the company. In addition, net advances of $48,625 were made to the Company by LTBC leaving $61,177 payable by the Company at March 31, 2000. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment. (Refer to Notes 1, 3 and 4)


NOTE 6 - CAPITAL STOCK
--------------------------------------------------------------------------------

During the period ended December 31, 1999 the company issued 4,500,000 shares of common stock at $0.0001 per share for proceeds of $4,500 pursuant to Regulation 504 of the Securities Act of 1933.

During the periods ended December 31, 1999 and March 31, 2000 respectively, the Company issued 34,475 and 36,050 shares of preferred stock at $2.00 per share for proceeds of $68,950 and $72,100 pursuant to Regulation 504 of the Securities Act of 1933. Each share of preferred stock is voting, is entitled to non-cumulative cash dividends at the rate of $0.20 per share per year, and may be converted into 1.10 shares of common stock at any time prior to May 31, 2000. As at March 31, 2000 no preferred share conversions have been exercised.


NOTE 7 - INCOME TAXES

The Company has net operating loss carryforwards for tax purposes which will expire, if not utilized, beginning in 2006.

The Company has deferred tax assets related to the net operating loss carryovers the realization of which appears uncertain due to the Company's limited operating history. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of the period.


NOTE 8 - COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

Uncertainty Due to the Year 2000 Issue
The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

Commitments
The Company has entered into leases on its premises for the period from January 1, 2000 to October 31, 2001 at a total of $1,751 per month.

During March 2000, LTC entered into agreements to lease two automobiles at a total of $692 per month for 48 months.

During February 2000, LTC entered into an agreement to lease certain office equipment at $173 per month for 60 months.

During the period, one year renewable management agreements were signed between LTC and both Doug Sinclair and Kimberly Landry for $ 3,500 per month and $ 3,100 per month respectively.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized


                      Luna Technologies International, Inc.



                              By:  /s/ Robert H. Humber
                                       Robert H. Humber, President


                              Date:    June 19, 2000